UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Kaleyra, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

483379202

(CUSIP Number)

Maya Investments Ltd.

Dario Calogero

Corso Di Porta Nuova 16, Milan, Italy, 20121

(+39 348 301-4853)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Robert Stebbins

Willkie Farr & Gallagher LLP (US)

787 7th Ave, New York, NY 10019

(212) 728-8736

October 5, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483379202

1	Names of Reporting Persons Maya Investments Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person CO

CUSIP No. 483379202

1	Names of Reporting Persons Dario Calogero
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 5, 2019, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on August 26, 2020 and Amendment No. 2 to Schedule 13D filed with the SEC on June 30, 2023 (the “Original Schedule 13D”). Except as expressly set forth herein, there have been no changes in the information set forth in the Original Schedule 13D. Capitalized terms used but not defined in this Amendment have the meanings given to such terms in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented to include the following:

At the effective time (the “Effective Time”) of the Merger (as defined below in Item 6), in accordance with the terms and conditions set forth in the Merger Agreement (as defined below in Item 6), each share of Common Stock outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock that are held by the Company as treasury stock or owned by Parent (as defined below in Item 6) or any of its subsidiaries (including TC Delaware Technologies Inc., a Delaware corporation), or any shares of Company Common Stock as to which appraisal rights have been properly exercised in accordance with Delaware law), was automatically cancelled, extinguished and converted into the right to receive $7.25 in cash, without interest thereon.

At the Effective Time, each outstanding Company RSU under the Company Stock Plan held by Mr. Calogero was cancelled and converted solely into the contingent right to receive an aggregate amount in cash (without interest) (a “converted cash award”) equal to (1) the total number of shares of Common Stock subject to such Company RSU as of immediately prior to the Effective Time, multiplied by (2) $7.25, less applicable withholding taxes. Except as otherwise provided in the Merger Agreement, each such converted cash award continues to have, and remains subject to, the same vesting terms and conditions as applied to the corresponding Company RSU immediately prior to the Effective Time, with payment forfeited to the extent vesting is not satisfied; provided, however, that if a holder of a converted cash award is terminated by Parent or the Surviving Corporation (as defined in the Merger Agreement) without “cause” (as defined in such holder’s then-effective employment agreement with the Company or one of its subsidiaries or, if none, determined consistently in accordance with the Company’s past practices) in connection with the closing of the Merger or thereafter but on or prior to December 31, 2024, such holder’s then unvested converted cash award will automatically accelerate and become vested upon such date of termination. After closing of the Merger, Mr. Calogero’s employment was terminated by the Surviving Corporation.

As a result of the transactions described above, the Reporting Persons no longer beneficially own any shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

Items 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)

As a result of the transactions described in Item 4, as of October 5, 2023, the Reporting Persons no longer beneficially own any shares of Common Stock. As such, the Reporting Persons no longer have any voting or dispositive power over any shares of Common Stock.

(c)

Except for the transactions described in Item 4, during the past 60 days, the Reporting Persons have not effected any transactions in the Common Stock except for the following: on August 25, 2023, Mr. Calogero withheld 1,026 shares of Common Stock subject to RSUs at the time of vesting for purposes of satisfying tax withholding obligations, as reported on the Form 4 filed August 29, 2023.

(d)	None.

(e)	As a result of the transactions described in Item 4, as of October 5, 2023, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2023

MAYA INVESTMENTS LTD.

By:	/s/ Dario Calogero
Name: Dario Calogero
Title: Chief Executive Officer

DARIO CALOGERO, INDIVIDUALLY

/s/ Dario Calogero
Dario Calogero